UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

BALLY'S CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

90171 V204

(CUSIP Number)

Dan Talisman

10 Piccadilly

London, WIJ 0DD

United Kingdom

Tel: +44 (0) 7795-418-827

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Katherine Moir

Kathleen Werner

Clifford Chance LLP

10 Upper Bank Street

Canary Wharf

London E14 5JJ

United Kingdom

+44 20 7006 1000

April 13, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64050Y 100	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Gamesys Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,143,986*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,143,986*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,143,986*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%**
14	TYPE OF REPORTING PERSON (See Instructions) CO (public limited company organized and existing under the laws of England and Wales)

*	Beneficial ownership of the Common Stock (as defined below) of Bally's (as defined below) is being reported hereunder solely because the Reporting Person (as defined below) may be deemed to have beneficial ownership of such Common Stock as a result of the Voting and Support Agreements (as defined below) described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**

Based on 42,457,181 shares of Bally's Common Stock reported by Bally's to be outstanding as of April 20, 2021, after giving effect to certain capital markets transactions publicly reported by Bally's in a Current Report on Form 8-K dated April 20, 2021.

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Bally's Corporation, a Delaware corporation (“Bally's”). Bally's principal executive offices are located at 100 Westminster Street, Providence, Rhode Island 02903.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Gamesys Group plc (“Gamesys” or the “Reporting Person”), a public limited company organized and existing under the laws of England and Wales. The principal business address of the Reporting Person is 10 Piccadilly, London, W1J 0DD, United Kingdom. The telephone number of the Reporting Person is +44 (0) 7795-418-827. Gamesys is the parent company of an online gaming group that provides entertainment to a global consumer base.

The name, business address, present principal occupation or employment and citizenship of each member of the Board of Directors and each executive officer of the Reporting Person is set forth on Schedule A hereto.

During the last five years, Gamesys has not, and to the knowledge of Gamesys, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Each Supporting Stockholder (as defined below) entered into a Voting and Support Agreement, as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference), as an inducement to Gamesys’ willingness to enter into the Combination described in Item 4 of this Schedule 13D. The shares of Common Stock to which this Schedule 13D relates have not been purchased by Gamesys and no payments were made by or on behalf of Gamesys in connection with the execution of the Voting and Support Agreements.

Item 4.	Purpose of Transaction.

On April 13, 2021, Gamesys and Bally's publicly announced (the "Rule 2.7 Announcement"), pursuant to Rule 2.7 of the United Kingdom City Code on Takeovers and Mergers, that they have agreed upon the definitive terms of the acquisition by Bally's of the entire issued and to-be-issued share capital of Gamesys (the "Combination"). The Combination is intended to be implemented by way of a scheme of arrangement of Gamesys pursuant to Part 26 of the UK Companies Act 2006, as amended from time to time. On the same date, Gamesys and Bally's entered into a Cooperation Agreement (the "Cooperation Agreement") under which they have agreed to cooperate for the purposes of obtaining any regulatory authorizations in connection with the Combination, preparing required offering documents and other matters.

Under the terms of the Combination, each shareholder of Gamesys will be entitled to receive for each Gamesys ordinary share, 1,850 pence in cash, or, at the election of the shareholder, 0.343 shares of Common Stock; provided, however, that shareholders resident or located in certain jurisdictions will not be permitted to elect the share alternative.

In connection with the Rule 2.7 Announcement, on April 13, 2021, Gamesys entered into Voting and Support Agreements (each, a “Voting and Support Agreement”) with Standard RI Ltd., a Bally's stockholder, and with each of the following directors and officers of Bally's (and certain of their related persons): Patricia G. Capp, Stephen H. Capp, Terrence Downey, Craig L. Eaton, George T. Papanier, Julie Papanier, Jaymin B. Patel, Jeffrey W. Rollins and Wanda Y. Wilson (Standard RI Ltd. and each of the foregoing individuals, a “Supporting Stockholder” and together, the “Supporting Stockholders”).

Pursuant to the Voting and Support Agreements, each Supporting Stockholder has agreed, among other things and subject to the respective terms thereof, to vote all shares of Common Stock beneficially owned by such Supporting Stockholder (or, in the case of 1,520,755 shares of Common Stock that are subject to a pledge by Standard RI, to use its best efforts to cause such Bally's Shares to be voted) (i) in favor of the issuance of shares of Common Stock in the Combination, as required by NYSE Listing Standard Rule 312.03 (the "Requisite Stockholder Approval"); (ii) in favor of any proposal for a quorum or to adjourn or postpone to a later date any meeting of Bally's stockholders called to vote on the adoption of the Requisite Stockholder Approval if there are not sufficient votes for adoption of the Requisite Stockholder Approval on the date on which such meeting is held; and (iii) against any action or agreement that would reasonably be expected to result in any of the conditions to the implementation of the Combination not being fulfilled or to impede, interfere with or delay the consummation of the Combination in any material respect. Each Supporting Stockholder granted an irrevocable proxy to Gamesys under the Voting and Support Agreements for voting each share of Common Stock, subject to such Voting and Support Agreement, with respect to the matters described in clauses (i), (ii) and (iii) in this paragraph.

The Voting and Support Agreements limit the ability of the Supporting Stockholders to transfer their shares of Common Stock in a manner which results in the Supporting Stockholder's ceasing to have the right to vote or direct the vote of such Common Stock, subject to certain exceptions, including that a Supporting Shareholder may transfer up to 10% of such Supporting Stockholder's shares of Common Stock.

Each Voting Agreement, and the proxy respectively granted thereunder, will terminate upon the earliest to occur of: (i) the date on which the scheme of arrangement becomes effective or the takeover offer becomes unconditional, as applicable, (ii) the lapse, withdrawal or termination of the Combination, (iii) the termination of the Cooperation Agreement under certain circumstances specified in the Voting and Support Agreements and (iv) 11:59pm (London time) on April 13, 2022, or such later date or time as may be agreed in accordance with the Cooperation Agreement.

Based upon information provided by Bally's and the Supporting Stockholders, the Supporting Stockholders beneficially owned, in the aggregate, 12,053,076 shares of Common Stock as of April 12, 2021, and based on a public report filed by Standard RI Ltd. on April 16, 2021, Standard RI sold 909,090 shares of Common Stock subsequent to that date, resulting in aggregate beneficial ownership by the Supporting Stockholders of 11,143,986 shares of Common Stock. The aggregate shares of Common Stock beneficially owned by the Supporting Stockholders represent approximately 26.2% of the shares of Common Stock issued and outstanding as of April 20, 2021, based on 42,457,181 shares of Common Stock reported by Bally's to be outstanding as of April 20, 2021, after giving effect to certain capital markets transactions publicly reported by Bally's in a Current Report on Form 8-K dated April 20, 2021.

The foregoing descriptions of the (i) Rule 2.7 Announcement, the Combination and the other transactions contemplated by the Rule 2.7 Announcement and (ii) the Voting and Support Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Rule 2.7 Announcement, which is filed as Exhibit 1 hereto and is incorporated herein by reference, and to the Voting and Support Agreements, which are filed as Exhibits 2 and 3 hereto and are incorporated herein by reference.

The purpose of the Combination is for Bally's and Gamesys to effect a combination of the companies and their businesses. The Supporting Stockholders entered into the Voting and Support Agreements as an inducement to Gamesys’s willingness to enter into the Cooperation Agreement and pursue the Combination. Upon consummation of the Combination, it is expected that Mr. Lee Fenton will become the CEO of the combined company and that Mr. Fenton and two other designees of Gamesys will join the Bally's Board of Directors.

Except as set forth or incorporated by reference in this Schedule 13D, Gamesys does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Voting and Support Agreements, the Reporting Person does not beneficially own any shares of Common Stock. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Exchange Act, however, as a result of entering into the Voting and Support Agreements, the Reporting Person may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 11,143,986 shares of Common Stock beneficially owned in aggregate by the Supporting Stockholders as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The 11,143,986 shares of Common Stock over which the Reporting Person may be deemed to have shared voting and dispositive power constitute approximately 26.2% of the shares of Common Stock outstanding (based on 42,457,181 shares of Common Stock outstanding as of April 20, 2021, after giving effect to certain capital markets transactions publicly reported by Bally's in a Current Report on Form 8-K dated April 20, 2021.) Notwithstanding the foregoing, the Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person identified on Schedule A hereto, during the last 60 days.

(d) Except with reference to the Combination and the transactions contemplated by the Rule 2.7 Announcement and Voting and Support Agreements, neither the Reporting Person nor to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than as described in Items 3, 4 and 5, to the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of Bally's, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Rule 2.7 Announcement, dated as of April 13, 2021(incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Bally's Corporation on April 1, 2021). https://www.sec.gov/Archives/edgar/data/1747079/000110465921049519/tm2112603d1_ex2-1.htm

2	Voting and Support Agreement, dated as of April 13, 2021, by and between Gamesys Group plc and Standard RI Ltd. (incorporated by reference to Exhibit 99.1 to Amendment No. 13 to the Schedule 13D filed by Standard RI Ltd. on April 16, 2021). https://www.sec.gov/Archives/edgar/data/1409888/000110465921051431/tm2112954d1_ex99-1.htm

3	Form of Voting and Support Agreement for Bally's directors and officers.

CUSIP No. 64050Y 100	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2021	GAMESYS GROUP plc

	By:	/s/ Keith Laslop
		Name:	Keith Laslop
		Title:	Chief Financial Officer

CUSIP No. 64050Y 100	SCHEDULE 13D

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GAMESYS

The name, present principal occupation or employment and citizenship of each member of the Board of Directors and each of the executive officers of Gamesys are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Gamesys. The business address of each of the below individuals is 10 Piccadilly, London, W1J 0DD, United Kingdom.

Name	Present Principal Occupation or Employment	Citizenship
Neil Goulden	Non-Executive Chair and Director of Gamesys; retired executive	British

Lee Fenton	Chief Executive Officer and Director of Gamesys	British

Keith Laslop	Chief Financial Officer and Director of Gamesys	Canadian

Robeson Reeves	Chief Financial Officer and Director of Gamesys	British

Christina Soutnall	Chief People Officer and Director of Gamesys	British

AndriaVidler	Director of Gamesys; EMEA CEO of Tag	British

Colin Sturgeon	Director of Gamesys; retired executive	British

Nigel Brewster	Director of Gamesys; retired executive	British

James Ryan	Director of Gamesys; CEO of Pala Interactive LLC	Canadian

Catherine Vanneck Smith	Director of Gamesys; co-founder and publisher of Tortoise Media	British